TransAlta declares dividend

CALGARY, Alberta (April 25, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a dividend of $0.25 per share on common shares payable July 1, 2007 to shareholders of record at the close of business June 1, 2007.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Joel Thompson

Jennifer Pierce

Director, Communications

Director, Investor Relations

Phone:  (403) 267-7208

Phone:  1-800-387-3598 in Canada and U.S.

        Email:  joel_thompson@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com